MICHAEL A. RAMIREZ

Counsel

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

December 11, 2020

Yoon Choo

Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:      Separate Account A of Pacific Life Insurance Company (811-08946)

            Post-Effective Amendments to File Nos. 333-185326, 333-185328, and 333-178739

    Separate Account A of Pacific Life & Annuity Company (811-09203)

    Post-Effective Amendments to File Nos. 333-185329, 333-185331, and 333-178742

On behalf of Pacific Life Insurance Company and Pacific Life & Annuity Company (together, “Pacific Life”), Separate Account A of Pacific Life (811-08946), and Separate Account A of PLA (811-09203), set forth below are responses to Staff comments received on November 25, 2020, December 3, 2020, December 9, 2020, and December 10, 2020, in connection with the above referenced 485A filings (File Nos. 333-185326, 333-185328, 333-185329, and 333-185331 filed on October 15, 2020, and File Nos. 333-178739 and 333-178742 filed on October 23, 2020) on Form N-4. All disclosure changes included in this response will be made to all registration statements referenced above, as applicable, by post-effective amendment or supplement.

Comments Received on November 25, 2020

1.	Staff Comment: Comment 1 – Update the effective date of the supplement to 60 days from the filing date (December 14).

Response: We updated the effective date of the supplement accordingly.

2.	Staff Comment: Due to the short nature of the effective period of the Prospectus Rate Sheet Supplement, please confirm that the effective period of 12 days is accurate and what is intended.

Response: We confirm that the initial effective period of the Prospectus Rate Sheet Supplement is correct. The shortened period is intended to allow us flexibility to respond to economic concerns during volatile market conditions. We will provide advance notice of any changes to the riders offered on the Prospectus Rate Sheet Supplement for February 1.

3.	Staff Comment: Please supplementally explain why these changes will not become effective until January 19, 2021, when the supplement is scheduled to be effective December 14, 2020. We would expect a

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supplement that will be effective before the fiscal year ends to relate the changes that will also be effective before the fiscal year ends.

Response: We customarily have a gap period between the offering date of new riders and the effective date of the supplement providing disclosure about the new features. There are administrative and business purposes for the delaying period: we need to create and print our marketing materials, build the marketing kits, and provide adequate notice to, and coordinate with, business partners in advance of offering the riders. Additionally, we require the necessary broker-dealer approval to begin offering the riders; broker-dealers often will not agree to offer the riders until they have the opportunity to review the final, effective riders. Finally, we believe that it is useful to customers to provide advance notice that these riders will be offered. Advance notice provides customers and broker-dealers the opportunity to make informed decisions on the timing and benefits of purchasing the Contracts and riders.

4.	Staff Comment: Please add in the Overview section the following statement: “Except as modified by the supplement, all other terms of each Prospectus remain in effect and unchanged.”

Response: We added the requested language accordingly.

5.	Staff Comment: Can the riders offered by this supplement also be purchased in addition to what is currently available under the prospectus? If so, this should be clarified in addition to any restrictions or limitations. Please also confirm whether the riders offered by this supplement can only be purchased by Contract owners who purchase a contract on or after January 19, 2021. If so, please clarify this in the Prospectus.

Response: For the Journey Select and Odyssey supplements, we added the following sentence:

“A guaranteed minimum withdrawal benefit rider may be purchased along with any available guaranteed minimum accumulation benefit rider and/or a guaranteed minimum death benefit rider.”

6.	Staff Comment: In the second to last sentence of the first full paragraph in the Overview section (“If the Designated Life…”), please add the following to end of this sentence: “without value and no further withdrawal may be made under the rider.”

Response: We added the requested language accordingly.

7.	Staff Comment: If these riders can only be purchased on the contract date, please state this explicitly in the Overview section.

Response: We made the requested modification.

8.	Staff Comment: In the Maximum Charge Percentage table on the first page of the supplement, please confirm that the font size is consistent throughout the table.

Response: Thank you for bringing this to our attention. We doublechecked the table to ensure conformity of text font size.

9.	Staff Comment: If accurate, please revise to cross-reference “applicable rider subsection” to the Rider Terms, How the Rider Works, and Reset of Protected Payment Base subsections of the applicable riders in the

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reference to the Prospectus subsections in the middle of the first paragraph (marked with an asterisk) of the second page. Consider whether the quoted reference is necessary.

Response: We made the requested modification.

10.	Staff Comment: Within the same paragraph, in the third to last sentence (“We deduct the charge proportionately…”), please consider changing “and when the rider is terminated” to “the date the rider is terminated.”

Response: We made the requested modification.

11.	Staff Comment: If accurate, consider revising the last cross-reference in the same paragraph to reference the Charges, Fees, and Deductions section of the supplement rather than the Prospectus since this information is not likely to be in the Prospectus.

Response: We made the requested modification.

12.	Staff Comment: In the fourth paragraph of the CHARGES, FEES, AND DEDUCTIONS section of the supplement, if accurate, please change the reference to “Contract” in the second sentence to “Rider.”

Response: The language in the supplement is correct. As long as the Contract is in force, the prorated charge for the rider will not be charged until the Quarterly Rider Anniversary unless the Contract is surrendered before that date, in which case the prorated charge would be assessed at the time of surrender.

13.	Staff Comment: In the last paragraph of page 2, consider changing the reference to the “OPTIONAL LIVING BENEFIT RIDERS” section to cross-reference the Rider Terms, How the Rider Works, and Reset of Protected Payment Base subsections of each applicable rider.

Response: We made the requested modification.

14.	Staff Comment: The cross-reference of footnote 2 on page 3 appears to be incorrect. Please revise the cross-reference or delete.

Response: We made the requested modification.

15.	Staff Comment: The heading “The OTHER OPTIONAL RIDERS section is amended as follows:” appears to be incorrect as there is no such section in the Prospectus. Please revise the cross-reference or delete.

Response: We updated the heading to reference the correct Prospectus section.

16.	Staff Comment: At the end of the first sentence after the heading in Comment 15 (“The optional rider list in the Optional Living Benefit Riders – Guaranteed Minimum Withdrawal Benefit subsection is amended to include the following:”), add the statement “for Contracts issued on or after January 19, 2021.”

Response: We made the requested modification.

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17.	Staff Comment: In the comparison table of the guaranteed minimum withdrawal benefit (“GMWB”) rider features, please supplementally explain why Core Protect Plus (Single and Joint) riders are not included in this chart. It appears that the comparison chart is designed to compare the features of the GMWB riders, including those not offered through this supplement. To avoid possible confusion arising from duplicative disclosure, instead of stating that this chart is added to the current subsection, please state that the comparison rider charts on p. 54 and 55 of the prospectus are deleted and replaced in their entirety with the following chart in the supplement.

Response: As of January 19, 2021, the date that the new riders will be offered, the Core Protect Plus (Single and Joint) riders will no longer be available for purchase and are therefore omitted from the GMWB rider comparison table. We included language to clarify the table in the Prospectus is deleted and replaced in its entirety by the table in the supplement.

18.	Staff Comment: In the same GMWB rider comparison table, we noticed that the investment allocation requirements are not included. Please add the investment allocation requirements for both riders in this supplement in the “Investment Options Limitations” row of the table and confirm that these are listed in the Investment Allocation Requirements section of the Prospectus or supplement.

Response: We updated the disclosure to refer back to the Investment Allocation Requirements section of the Prospectus, which is consistent with the other riders listed in the GMWB rider comparison table, and which also notes that the Contract Owner must allocate their entire Contract Value to the Investment Options made available under the riders.

19.	Staff Comment: In the same GMWB rider comparison table, please add a row titled “Termination” and indicate for each rider whether owner may request termination of the rider. Add another row titled “Loans” and indicate for each rider whether the owner can request a loan while the rider is in effect.

Response: We made the requested modification.

20.	Staff Comment: Before the Rate Sheet Prospectus Supplement subsection, add the following disclosure: “The rate sheet prospectus supplement subsection is amended to include the following:”

Response: We made the requested modification.

21.	Staff Comment: Before the new rider sections begins (before Future Income Generator (Single)) please add the following disclosure: “The Optional Living Benefit Rider section is amended to include the following:”

Response: We made the requested modification.

22.	Staff Comment: Please add “for Contracts on or after January 19, 2021” in the Overview section to clarify that these riders are available for new contracts only, if accurate.

Response: We included the requested disclosure near the beginning of the supplement.

23.	Staff Comment: If the rider can only be purchased on the Contract Date, please state this explicitly in the Purchasing the Rider subsection. Please apply this disclosure across all rider sections in the supplement.

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Response: We made the requested modification.

24.	Staff Comment: At the end of the last bullet of the requirements to purchase the Rider, please add a cross-reference to the Investment Allocation Requirements subsection.

Response: We added the requested cross-reference.

25.	Staff Comment: Under the How the Rider Works subsection for Future Income Generator (Single and Joint), if accurate, add the following disclosure to the end of the first sentence of the second paragraph: “less any withdrawals made during the current Contract Year.”

Response: We added the requested disclosure to the applicable sentence explaining the Protected Payment Amount for the Future Income Generator riders and the Enhanced Income Amount for the Enhanced Income Select 2 riders. The updated language, using Future Income Generator (Single) as an example, is as follows (new language underlined):

“If the Designated Life is 59½ years of age or older, the Protected Payment Amount is the applicable Withdrawal Percentage (as disclosed in the Rate Sheet Prospectus Supplement applicable to your Contract) multiplied by the Protected Payment Base less any withdrawals made during the current Contract Year.”

26.	Staff Comment: After the last sentence of the same paragraph, add the following disclosure: “Any allowable Protected Payment Amount not withdrawn during a Contract Year cannot be withdrawn during any following Contract Year.”

Response: We modified and added similar disclosure as follows:

“Any allowable Protected Payment Amount remaining at the end of a Contract Year cannot be withdrawn during any following Contract Year.”

27.	Staff Comment: In the definition of “Withdrawal Percentage” in the Rider Terms subsection, please add if accurate: “The applicable Withdrawal Percentage is based on the age of the Designated Life at the time the first withdrawal, or the first withdrawal after an automatic reset or owner-elected reset occurs.”

Response: We made the requested modification.

28.	Staff Comment: In the first full paragraph of under Annual Credit for Future Income Generator (Single and Joint) (“Prior to an Automatic or Owner-Elected Reset…”), if accurate, please revise the disclosure to clarify here and elsewhere in the supplement that previously added Annual Credits, if any, will continue to be counted towards the Protected Payment Base if the Owner is ineligible for the Annual Credit during any year.

Response: We added the following language to the applicable paragraphs:

“Any Annual Credit added during any Contract Year before Annual Credit eligibility is lost will continue to be counted in the Protected Payment Base.”

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29.	Staff Comment: Please bold the following sentence in the first paragraph of the How the Rider Works subsection: “Once the Rider is purchased, you cannot request a termination of the Rider.”

Response: We made the requested modification.

30.	Staff Comment: On page 7, second bullet (“For the first 10 years…”), if accurate, please change “can” to “will” in the first sentence. Additionally, if accurate, please state whether previously added Annual Credit will continue to be counted towards the Protected Payment Base if a withdrawal is taken.

Response: We will make the modification as requested. The new language (underlined) is as follows:

“For the first 10 years from the Rider Effective Date, the Protected Payment Base will be increased by the Annual Credit amount, as long as no withdrawals are made. If you take any type of withdrawal within the first 10 years from the Rider Effective Date, the Annual Credit will no longer affect the Protected Payment Base. Any Annual Credit added during the Contract Years before the withdrawal will remain in the Protected Payment Base.”

31.	Staff Comment: On page 7, third bullet (“An Automatic Reset…”), please add a cross-reference to the Reset of Protected Payment Base and Owner-Elected Resets (Non-Automatic) subsections of the supplement.

Response: We added the requested cross-reference.

32.	Staff Comment: On page 7, in the second to last paragraph (“The Protected Payment Base cannot be withdrawn…”), please add a cross-reference to the Annuitization subsection of the supplement.

Response: We added the requested cross-reference.

33.	Staff Comment: In the first sentence of the last paragraph starting on page 7 (“For purposes of this Rider…”), please change “maximum annual withdrawal amount” to “Protected Payment Amount” for consistency. Apply to other rider sections in the supplement.

Response: We made the requested modification and included “Enhanced Income Amount” in place of the same identified term in the Enhanced Income Select 2 rider sections.

34.	Staff Comment: Please bold the following sentence: “If your Contract is a Qualified Contract, including an IRA or TSA/403(b) Contract, you are subject to restrictions on withdrawals you may take prior to a triggering event (e.g. reaching age 59½, separation from service, disability) and you should consult your tax or legal advisor prior to purchasing this optional [guarantee] Comment 35, the primary benefit of which is guaranteeing withdrawals.”

Response: We made the requested modification.

35.	Staff Comment: In the same sentence from Staff Comment 34, please change “guarantee” to “rider.”

Response: We made the requested modification.

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36.	Staff Comment: If accurate, in the Required Minimum Distributions subsection, clarify whether previously applied Annual Credits will continue to be counted in the Protected Payment Base if Annual Credit eligibility is lost (after the sentence “In addition, Annual Credit eligibility…”).

Response: We made the requested modification.

37.	Staff Comment: On page 8, in the first bullet under the Depletion of Contract Value subsection, please supplementally explain how a death benefit may become payable under the Contract when the fourth bullet states that the Contract will cease to provide any death benefit.

Response: We removed the language from the first bullet of the Depletion of Contract Value subsection regarding the payable death benefit.

38.	Staff Comment: On page 9, in the second bullet under the Depletion of Contract Value subsection, please clarify whether, once begun, the payments of the Protected Payment Amount may be terminated under any of the terms described under the Termination subsection, such as through permissible withdrawals or Required Minimum Distributions.

Response: We modified the disclosure to clarify that the death of the Designated Life or Lives will end periodic guaranteed payments under the rider.

39.	Staff Comment: In the Reset of Protected Payment Base—Owner-Elected Reset (Non-Automatic) subsection, the disclosure states, “For example, one scenario where an Owner-Elected Reset may be used is when no Automatic Resets have occurred and the youngest Designated Life has reached a higher age band (e.g. was 64 years of age and turned 65).” Please add an example in the Sample Calculations covering this scenario and add a cross-reference to this new example following this sentence.

Response: We added an example for the Owner-Elected Reset described and added a cross-reference to the example in the Sample Calculations.

40.	Staff Comment: On page 10, in the second to last bullet of the Termination subsection (“the day the Contract value is reduced to zero (0) as a result…”), please clarify that this scenario applies when the designated life is greater than 59½.

Response: We modified the disclosure as requested to include the concept of an Excess Withdrawal and added a cross-reference to the definition in the Rider Terms.

41.	Staff Comment: In the Annual Credit subsection of each rider, as a continuation of previous comment, wherever the statement “no Annual Credit will be added to the Protected Payment Base” is found, please clarify whether previously-added Annual Credits are lost if an Owner become ineligible for further Annual Credits under the rider. Additionally, in the How the Rider Works subsection, add similar disclosure after the sentence “If you take any type of withdrawal within the first 10 years from the Rider Effective Date, the Annual Credit will no longer affect the Protected Payment Base.”

Response: We added the requested language to these sections of the supplement.

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42.	Staff Comment: In the first bullet on page 14 and elsewhere (“the allowable withdrawal amount from the Contract…”) under the Depletion of Contract Value subsection, if less than the Protected Payment Amount is withdrawn during the Contract Year in which the Contract Value was reduced to 0, may the Owner withdraw the remainder of the PPA during the Contract Year? Please clarify the disclosure in this regard. Please also clarify, if accurate, that the current statement (the bullet point) applies beginning with the Contract Year after the Contract Value is reduced to 0.

Response: We added disclosure to clarify that the full Protected Payment Amount can be withdrawn on the Contract Year that the Contract Value is reduced to zero and for every following Contract Year. The language is modified as follows (new language underlined):

“the allowable withdrawal amount from the Contract beginning in the Contract Year that the Contract Value is reduced to zero will be limited to the Protected Payment Amount which will be paid each year until the date of death of the Designated Life or when a death benefit becomes payable under the Contract,”

43.	Staff Comment: In Example #4 of the Future Income Generator (Single and Joint) Sample Calculations, please supplementally confirm the ratio of “10.48%” in the following sentence: “Numerically, the ratio is 10.48% ($3,312 ÷ ($130,000 – $6,688); $3,312 ÷ $123,312 = 0.0269 or 2.69%).” The calculation in the parenthetical states 2.69%.

Response: We corrected the disclosure to show the ratio as 2.69%.

44.	Staff Comment: In Example #7 of the Future Income Generator (Single and Joint) Sample Calculations, please change this title to clarify the example addresses automatic resets since there will be a new example (Comment 39) addressing Owner-Elected Resets and the distinction should be clear.

Response: We modified the sample calculation heading for Example #7 in both Sample Calculation sections.

45.	Staff Comment: In the last sentence of Example #7, change “Enhanced Income Amount” to “Protected Payment Amount.”

Response: We modified the language accordingly.

46.	Staff Comment: In Example #8 – Other examples use the age 64 or 65, and the Enhanced Income Select 2 (EIS 2) Examples use 65, so please supplementally explain why the age of 70 is used here.

Response: We updated the examples accordingly (renumbered due to new example addition) to make the age of the Designated Life consistent with the other examples in the Sample Calculations.

47.	Staff Comment: Under the definition of Guaranteed Lifetime Income Amount for EIS 2, please clarify that the first sentence of the definition applies only under the conditions specified under Depletion of Contract Value subsection (“Once the Contract Value is zero (0), this is the amount that will be paid each Contract Year.”).

Response: We updated this definition accordingly. The updated language is as follows (new language underlined):

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“Once the Contract Value is reduced to zero (0) by a withdrawal that did not exceed the Enhanced Income Amount plus any Income Rollover Amount (except an RMD Withdrawal), this is the amount that will be paid each Contract Year. See Depletion of Contract Value below.”

48.	Staff Comment: In the definition of Protected Payment Base, please state that the Protected Payment Base will never be less than 0, if accurate.

Response: We made the requested modification.

49.	Staff Comment: On page 28, under How the Rider Works subsection, please clarify that this is only under the conditions specified under Depletion of Contract Value subsection (within the sentence “Once the Contract Value equals zero (0), you will receive the Guaranteed Lifetime Income Amount until the death of the Designated Life or when a death benefit becomes payable under the Contract.”).

Response: We made the requested modification.

50.	Staff Comment: For the following paragraph (“If applicable, an Annual Credit is added…”) in the How the Rider Works subsection, please consider whether this disclosure or paragraph is necessary since the same disclosure is made in the paragraph above.

Response: Thank you for the comment. We respectfully prefer to keep the disclosure as is in order to briefly explain how an Automatic Reset will be applied when an Annual Credit is added.

51.	Staff Comment: In the last bullet of the How the Rider Works subsection (“A withdrawal that is less than or equal to…”), if accurate, add “plus any applicable Income Rollover Amount” after “Enhanced Income Amount” in the sentence beginning “For withdrawals that are greater than the Enhanced Income Amount…”

Response: We made the requested modification.

52.	Staff Comment: On page 29, in the paragraph beginning “For purposes of this Rider, the term ‘withdrawal’ includes,” if accurate please change “Protected Payment Amount” to “Enhanced Income Amount plus any applicable Income Rollover Amount.”

Response: We made the requested modification.

53.	Staff Comment: In regards to the second to last sentence under Withdrawal of Enhanced Income Amount subsection of Enhanced Income Select (Single and Joint) (similar to “If you request a withdrawal that is greater than the Protected Payment Amount, you must have Contract Value that is equal to or greater than the withdrawal amount requested or your Rider will terminate”), the Termination section suggests that such a withdrawal would terminate the rider. Please state this in the disclosure. See the similar statement in Future Income Generator (Single and Joint) as comparison.

Response: We made the requested modification, and the new sentence is as follows (new language underlined):

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“The amount available for withdrawal under the Contract must be sufficient to support any withdrawal that would otherwise exceed the Enhanced Income Amount plus any Income Rollover Amount or your Rider will terminate (see the Depletion of Contract Value subsection below).”

54.	Staff Comment: On page 30, in the first bullet under the Depletion of Contract Value subsection, please clarify in the disclosure whether the remaining Enhanced Income Amount will be automatically paid or whether the Owner must request withdrawal of the remaining Enhanced Income Amount.

Additionally, please clarify whether the statement "the Income Rollover Amount will no longer apply" applies only prospectively, or whether the Income Rollover Amount from the prior Contract Year will be forfeited in any Contract Year when the Contract Value is reduced to zero (by a withdrawal that did not exceed the Enhanced Income Amount plus any Income Rollover Amount (excluding an RMD withdrawal)).

Response: We updated the disclosure to clarify that any remaining Enhanced Income Amount is automatically paid during the year the Contract Value is reduced to zero by a withdrawal that does not exceed the Enhanced Income Amount plus any Income Rollover Amount. Additionally, we updated the disclosure to state that the Income Rollover Amount will no longer apply prospectively.

55.	Staff Comment: In the following bullet (“the Guaranteed Lifetime Income Amount will be paid…”) on page 30, please clarify whether once the payments begin, the rider may be terminated under any terms in the Termination section.

Response: We added language to clarify the Guaranteed Lifetime Income Amount is paid until the rider terminates, as well as a cross-reference to the Termination subsection of the supplement.

56.	Staff Comment: On page 31 under the Annuitization section, if accurate, please add the statement “or Guaranteed Lifetime Income Amount you are entitled to receive under the Rider” following the sentence “The Protected Payment Base, Enhanced Income Amount, and Guaranteed Lifetime Income Amount under this Rider will not be used in determining any annuity payments and your annuity payments received may be less than the Enhanced Income Amount.” Add same disclosure in the Joint version.

Response: We added the requested language to the applicable section of the supplement.

57.	Staff Comment: On page 32, under the Continuation of Rider if Surviving Spouse Continues Contract subsection, the disclosure states that payments will be made until the day of death of the Surviving Spouse. Please disclose whether payments will continue even if the Rider is terminated in accordance with its terms. In this regard, please see the parallel disclosure for the FIG (joint) Rider which states that "the Surviving Spouse may continue to take withdrawals of the Protected Payment Amount under this Rider until the Rider terminates.” If termination of the Rider would terminate these payments, please revise the disclosure accordingly.

Response: Since the rider terminates if it is a Single version of the rider, we updated the disclosure to state that any payments due under the rider will cease. The disclosure in this subsection was carried over to Future Income Generator (Single) as well.

58.	Staff Comment: In the N-4 filing where the Prospectus filed on April 17, 2020, is incorporated by reference, please include reference to any applicable supplements in this statement.

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Response: We modified the N-4 language to include applicable supplements for the Contracts at issue.

59.	Staff Comment: Please file updated auditor consents with the 485B filing.

Response: We confirm that we will file updated independent auditor consents with our Rule 485(b) filing for these products.

60.	Staff Comment: Under Item 27, we state that there are 682 Qualified Contractholders. Please supplementally disclose whether the Living Benefit Riders are marketed to qualified accounts.

Response: We believe that the disclosure is sufficient in this regard. In the Purchasing the Rider subsection at the beginning of each of each individual rider section, we explicitly state that Qualified Contracts are eligible for the riders and further list the specific Qualified Contracts to eliminate the possibility of confusion.

61.	Staff Comment: In the SIGNATURES section of the N-4, above the signature block, we state that the filing meets the requirements of Rule 485(a). This is technically not accurate, and going forward when filing under Rule 485(a), we should not include this portion of the preamble (“the Registrant certifies that it meets the requirements of Securities Act Rule 485(a) for effectiveness of this Registration Statement”).

Response: We confirm that we will remove the identified language going forward.

Pacific Odyssey (2013) comments

62.	Staff Comment: Please ensure that all applicable comments provided under the Journey Select (2013) supplement are carried over to the Odyssey (2013) and Schwab products.

Response: We confirm that all comments and edits applicable to Odyssey and Schwab products will be carried over to these supplements.

63.	Staff Comment: The Pacific Odyssey variable annuity contracts permit the deduction of advisory fees from Contract Value for services provided by a financial professional in managing the Contract. Neither the Supplement nor the Prospectus appear to address how withdrawal of these advisory fees from Contract Value impacts the Protected Payment Amount or the maximum withdrawal amount (Enhanced Income Amount plus any Income Rollover Amount) that may be deducted from the FIG and EIS Riders, respectively.

Please revise the Prospectus and the Supplement to include a discussion of, and sample calculations for, the guaranteed minimum withdrawal benefit riders, to address how withdrawal of advisory fees may impact amounts that may be withdrawn under the riders.  We may have further comments.

Response: We added disclosure regarding the treatment of investment advisory fees as withdrawals to supplement the key areas of the Prospectus, as well as in the rider supplement sections themselves. The Overview also includes the new, emphasized statement:

“If you authorize your financial professional to withdraw investment advisory fees, the advisory fees will be withdrawn from your Contract Value and will be treated as a withdrawal for rider purposes. Such withdrawals may affect the benefits provided under the Contract and riders. You should consult with your

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financial professional to determine the effects of such a withdrawal prior to authorizing an investment advisory fee withdrawal from your Contract Value.”

64.	Staff Comment: In the heading of Example #4 of the Future Income Generator (Single and Joint) Sample Calculations, we included “any applicable charges.” However, Odyssey does not have withdrawal charges. If there are no other fees or charges, please consider removing reference to charges. Think about removing “applicable charges” wherever appears since the only charges may refer to withdrawal charges.

Response: We removed the requested reference to charges that may refer to “withdrawal charges.”

65.	Staff Comment: Please confirm that the number of Qualified Contractholders in Item 27 of the N-4 is correct, as it appears to be the same number as in Journey Select.

Response: We re-calculated the numbers of Qualified and Non-Qualified Contracts and will update Item 27 accordingly.

Schwab Retirement Income VA Comments (Received on 12/3/20)

1.	Staff Comment: In the Annual Charge Percentage Table, change the left column heading to “Optional Living Benefit Rider.”

Response: We made the requested modification.

2.	Staff Comment: Following the sentence “Only one guaranteed minimum withdrawal benefit rider may be owned or in effect at the same time,” please add the following sentence: “If an Optional Death Benefit Rider is purchased, you may not purchase a Future Income Generator (Single or Joint) Rider.”

Response: We modified the disclosure as requested, with the only change in the requested language being “Guaranteed Lifetime Withdrawal Benefit Rider (Single or Joint)” as none of the Future Income Generator or the Guaranteed Lifetime Withdrawal Benefit riders may be purchased if an optional Death Benefit Rider is purchased. The new language is as follows:

“If an optional death benefit rider is purchased, you may not purchase a Guaranteed Minimum Withdrawal Benefit (Single or Joint).”

3.	Staff Comment: In the table of GMWB rider feature comparisons, please consider revising the reference of “Guaranteed Minimum Withdrawal Benefit (Single or Joint)” to “Guaranteed Lifetime Withdrawal Benefit (Single or Joint)” and revise this reference wherever it appears.

Response: We modified the disclosure throughout the supplement as appropriate.

4.	Staff Comment: On page 4, at the end of the second paragraph under the Rate Sheet Prospectus Supplement subsection, the reference to “within each Age range” should be deleted since ages are not shown in ranges.

Response: We omitted the reference to “Age range” as requested.

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5.	Staff Comment: On page 4, underneath the list of Investment Options available for the rider, please add the following sentences at the beginning of the paragraph: “Keep in mind that you must allocate your entire Contract Value among the allowable Investment Options. If you do not allocate you entire Purchase Payment or Contract Value according to the requirements above, your rider will terminate.”

Response: We made the requested modification.

6.	Staff Comment: As the Schwab contract does not impose withdrawal charges, please consider whether the parenthetical in this sentence (“For purposes of this Rider…”) should be deleted. If there are no other charges for withdrawals, please consider removing reference to charges in this sentence and refer only to taxes.

Response: We made the requested modification.

7.	Staff Comment: Please remove the reference to “withdrawal charges” in Examples #4 and #5 in the Sample Calculations section.

Response: We made the requested modification.

8.	Staff Comment: Please confirm the number of qualified contracts in Item 27 of the N-4.

Response: We confirm that we updated the number of Qualified and Non-Qualified Contracts.

Additional comments received on December 9, 2020

1.	Staff Comment: Since each supplement is specific to an individual product prospectus, change any references to “each” or “applicable” prospectus accordingly.

Response: We made the requested modification where applicable.

2.	Staff Comment: Please add the word “issued” following “Contracts” in the sentence “The new riders in this supplement are only available for new Contracts on or after January 19, 2021.”

Response: We made the requested modification.

3.	Staff Comment: Please specify whether the riders offered under this supplement are available with other riders or features in the products. If so, please add disclosure specifying this in the Overview section. Can the riders offered by this supplement also be purchased in addition to what is currently available under the prospectus?

Response: We added disclosure (see Comment 5 from November 25, 2020) in the applicable supplements to note restrictions on purchasing this rider with other rider features.

4.	Staff Comment: In the GMWB rider comparison table, please add a row addressing whether loans may be taken under the riders.

Response: We added the requested row addressing loans in the guaranteed minimum withdrawal benefit rider comparison table.

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5.	Staff Comment: In the definition of “Protected Payment Amount” please add the following if accurate: “less Withdrawal made during the Contract Year.”

Response: We added the requested disclosure accordingly.

6.	Staff Comment: Please bold the sentence “Any allowable Protected Payment Amount remaining at the end of a Contract Year cannot be withdrawn during any following Contract Year.”

Response: We made the requested modification.

7.	Staff Comment: In the first bullet under the Depletion of Contract Value subsection in the Future Income Generator rider sections, please add if accurate that the payments of the Protected Payment Amount beginning in the Contract Year the Contract Value is reduced to zero will be paid automatically (similar to same bullet in EIS 2 rider section).

Response: We made the requested modification.

8.	Staff Comment: In the first two bullets of the Depletion of Contract Value subsection, please consider whether there is a discrepancy in how the payments of the guaranteed amounts due under the riders when the Contract Value is reduced to zero (until the death of the Designated Life) is consistent with how the following bullet states periodic payments of the guaranteed amounts will end (until terminated). If inconsistent, please edit in the common rider subsections.

Response: We modified the disclosure to note that the periodic payments of guaranteed amounts under the riders will cease with the death of the Designated Life or Lives.

9.	Staff Comment: In the Reset of Protected Payment Base subsection of each rider, please add a cross-reference to Example 7 in the Sample Calculations for the Automatic Reset.

Response: We made the requested modification.

10.	Staff Comment: Please move the cross-reference to Example 8 in the Reset of Protected Payment Base subsections to after the sentence following the current cross-reference.

Response: We made the requested modification.

11.	Staff Comment: In the Continuation of Rider if Surviving Spouse Continues Contract subsection for Future Income Generator (Joint), add a cross-reference to the Termination subsection after the first sentence.

Response: We made the requested modification.

12.	Staff Comment: Add “is reduced to” zero in the definition of Guaranteed Lifetime Income Amount.

Response: We made the requested modification in this definition and the definition for Guaranteed Lifetime Income Percentage.

Yoon Choo

December 11, 2020

13.	Staff Comment: In the How the Rider Works subsections for Enhanced Income Select 2, cross-reference Examples 7 and 8 for examples of how the Enhanced Income Percentage may be reached through a reset.

Response: We made the requested modification.

14.	Staff Comment: In the second bullet of the How the Rider Works subsections for Enhanced Income Select 2, change the Protected Payment Base “can” be increased by the Annual Credit amount to “will” be increased.

Response: We will make the requested modification in our post-effective definitive materials filing.

15.	Staff Comment: Under first bullet of the Depletion of Contract Value subsections for Enhanced Income Select 2, if accurate, please add that the remaining Enhanced Income Amount plus Income Rollover Amount will be paid automatically for that Contract Year.

Response: The disclosure is accurate as is. The Income Rollover Amount is only eligible for withdrawal so long as the Contract Value is above zero after the Designated Life as reached the age 59½ or older. In a the Contract Year that the Contract Value is reduced to zero through a withdrawal that does not exceed the Enhanced Income Amount plus any Income Rollover Amount, the only amount that will be paid will be the remaining amount of the Enhanced Income Amount for that Contract Year followed by the Guaranteed Lifetime Income Amount for the following Contract Years.

Comments received on December 10, 2020

1.	Staff Comment: The impact of advisory fees from Contract Value should be clearly explained in the supplement. It is not sufficient to refer investors to their financial professionals when the disclosure is not included in the supplement. Please revise the supplement to clearly include the withdrawal of advisory fees on the Contract and riders. In this regard, the topics to be addressed should be those addressed in product registration statement number 333-240070 on which we previously provided comments, including potential impact on death benefits, benefits under the riders, annual credit, and tax implications.

Response: We confirm that we will include additional disclosure on the treatment and effect of investment advisory fees in the appropriate sections of the supplement in the post-effective definitive materials filing.

2.	Staff Comment: In the second bullet of the How the Rider Works subsections for the riders, change the Protected Payment Base “can” be increased by the Annual Credit amount to “will” be increased. If not, please explain how the Annual Credit may not be added in this situation.

Response: We confirm that the Annual Credit will be added as described for the first 10 years from the Rider Effective Date so long as there are no withdrawals, and will therefore make the requested modification in the post-effective definitive materials filing.

I believe the foregoing is responsive to Staff comments received in connection with these filings. If there are any questions, please do not hesitate to reach me at 402-574-3128.

Sincerely,

/s/ Michael A. Ramirez

Yoon Choo

December 11, 2020

Michael A. Ramirez